Exhibit 99.2

TOYO Announces Approximately $240 Million in Binding U.S. Solar Module Supply Agreements Through First Half of 2027

TOKYO, Japan, September 28, 2026 — TOYO Co., Ltd. (Nasdaq: TOYO) (OTC: TOYWF) (“TOYO” or the “Company”), a solar manufacturing company, today announced that, since mid-June 2026, it has entered into multiple binding solar photovoltaic module supply agreements with an aggregate contract value of approximately $240 million.

The agreements are with multiple customers across the United States and cover a diverse range of end markets, including utility-scale power generation, commercial and industrial projects, community solar and data-center applications. Deliveries under the agreements have begun and are scheduled to continue through the first half of 2027.

The modules will be manufactured at TOYO’s Houston, Texas manufacturing facility, where the Company currently operates approximately 2 GW of annual solar module manufacturing capacity and employs approximately 600 people across its module manufacturing operations.

The new agreements reflect growing customer demand for solar products manufactured in the United States and supported by secure and diversified supply chains. TOYO believes its U.S. manufacturing platform is well positioned to serve customers increasingly focused on domestic manufacturing, supply-chain security, domestic-content considerations and applicable Foreign Entity of Concern (“FEOC”) requirements.

“Binding supply agreements totaling approximately $240 million signed since mid-June provide tangible evidence of the demand we are seeing for TOYO’s U.S.-manufactured solar products,” said Takahiko Onozuka, Chairman and Chief Executive Officer of TOYO. “With approximately 2 GW of module manufacturing capacity now operating in Houston, these agreements provide increased visibility into anticipated utilization of that capacity through 2027. We are also seeing demand across multiple customers and market segments, including utility-scale generation, commercial and industrial projects, and community solar and data-center applications. This commercial momentum reinforces our confidence in the U.S. manufacturing strategy we are executing.”

“These agreements mark an important transition for TOYO from building manufacturing capacity to converting that capacity into contracted business,” said Rhone Resch, Chief Strategy Officer of TOYO. “Customers are increasingly looking for U.S.-manufactured products backed by secure, diversified supply chains, and TOYO is well positioned to meet that demand. Our Houston operations provide the foundation for a broader integrated U.S. manufacturing strategy that we believe can create meaningful long-term value for both our customers and our shareholders.”

About TOYO Co., Ltd.

TOYO is a solar manufacturing company that is committed to becoming a vertically integrated solar manufacturer in the global market, integrating the upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells and modules at a competitive scale and cost.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “will,” “target,” “seek,” and similar expressions that concern future events or trends. These statements include, but are not limited to, statements regarding the fulfillment of the Company’s signed module supply agreements; anticipated demand for domestically manufactured and FEOC-compliant solar modules; and the Company’s plans to scale its U.S. manufacturing platform. These statements are based on the current expectations and assumptions of TOYO’s management and are not guarantees of future performance.

These statements involve known and unknown risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied, including, but not limited to, changes in customer demand, commercial terms, or delivery schedules; changes in trade, tariff, tax, and regulatory policy, including domestic content and FEOC-eligibility requirements; general market and economic conditions; and the other factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F. TOYO undertakes no obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by applicable law.

Contact Information

For TOYO Co., Ltd.

IR@toyo-solar.com

Crocker Coulson

Email: crocker.coulson@aumadvisors.com

Tel: (646) 652-7185